CONSENT OF EXPERT

TO:
Platinum Group Metals Ltd.

Re:    Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2012 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

The undersigned hereby consents to the references to, and the information derived from, the report titled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”, with an effective date of November 5, 2012, and to the references, as applicable, to the undersigned’s name, in each case, included in or incorporated by reference in the 40-F, the AIF and the MD&A..

Dated this 23 day of November 2012.

{Signed Ken Lomberg}

_________________________________
Kenneth Graham Lomberg,
B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat

Coffey Mining (SA) Pty Ltd (2006/030152/07), VAT Number (415 023 9327)
Block D, Somerset Office Estate, 604 Kudu Street, Allen’s Nek 1737, Roodepoort, South Africa
Postnet Suite 160, Private Bag X09, Weltevreden Park 1715, South Africa
T (+27) (11) 679 3331 F (+27) (11) 679 3272 www.coffey.com